HIVE Announces Quarterly Revenue of $32.2 Million, Adjusted EBITDA of $14.9 Million with an Increase in Bitcoin Holdings to 2,496 Bitcoin, 449 Bitcoin Mined and HPC Expansion

Vancouver, British Columbia--(Newsfile Corp. - August 13, 2024) - HIVE Digital Technologies Ltd. (TSXV: HIVE) (NASDAQ: HIVE) (FSE: YO0) (the "Company" or "HIVE") announces its results for the first quarter ended June 30, 2024 (all amounts in US dollars, unless otherwise indicated).

Revenue from digital currency mining was $29.6 million this quarter from mining rewards of 449 Bitcoin, in addition to $2.6 million from the Company's high-performance computing (HPC) hosting operations, resulting in a gross operating margin1 of $11.4 million, or a 35% operating margin. The Company's SG&A for the quarter ended June 30, 2024, was $3.4 million, resulting in a positive corporate margin2 on a cash basis of $8.0 million. HIVE achieved an Adjusted EBITDA1 of $14.9 million for the quarter and net income of $4.2 million before tax.

The Company grew its Bitcoin mining ASIC hashrate by 4% this quarter, from 4.7 Exahash in March 2024 to 4.9 Exahash in June 2024. HIVE ended the period with 2,496 Bitcoin on the balance sheet as of June 30, 2024, valued at $153.9 million. The Company notes that these Bitcoin are unencumbered, unleveraged and were all mined through HIVE's green energy focused operations.

HIVE's production of 449 Bitcoin this quarter compared to 658 Bitcoin in the prior quarter ended March 31, 2024, is mainly a result of the Bitcoin Halving that occurs every four years with the most recent Halving on April 20, 2024. The Halving reduced the Company's block rewards from 6.25 Bitcoin to 3.125 Bitcoin during the period. The Company prepared for this Halving by upgrading its ASIC miners in the months leading up to and after the Halving, contributing to the positive results for this recent quarter reported.

Frank Holmes, Executive Chairman of HIVE, emphasized, "Our strategy to only source mega chunks of green energy has been a big challenge for rapid growth, but our expansion into Paraguay sourcing 100 MW will more than double our Bitcoin footprint over the next 12 months. Even though we operate in many countries, we have demonstrated a unique ability to keep our operations among the top performers in financial metrics. We believe there is too much political FUD risk to be in one jurisdiction, and despite being a global company, we remain a consistent top performer when measured using various efficiency data metrics. Further, as a Bitcoin mining company, we are consistently among the lowest G&A to mine a Bitcoin and least shareholder dilution per share when compared to peers with over 1 Exahash. I am thrilled that over the past 12 months, even with the difficulty rising to mine Bitcoin and the recent Halving, we made more cash flow than last year."

Aydin Kilic, President & CEO, stated, "We are proud to have navigated our second Bitcoin Halving event as a Company, with strategic foresight, producing a gross operating margin1 of $11.4 million this quarter. This comes as a result of our Bitcoin Halving strategy where we procured 7,000 Bitmain S21 AntMiners and 2,500 Bitmain S21 Pro AntMiners, to increase our installed hashrate to 5.5 EH/s with a global fleet efficiency of 24.5 J/TH. Our foresight in navigating this Halving, focusing on upgrading our existing fleet, and being conservative with expansions, comes from years of experience in the crypto-mining sector, with some of our key staff having navigated their 3rd and even 4th Bitcoin Halving events. With an installed hashrate of 5.5 EH/s, we are currently realizing an operational hashrate of 5.2 EH/s, as a result of strategic downclocking of 30 J/TH ASICs to improve overall profitability."

The Company has identified 30 MW of capacity in its existing Bitcoin mining facilities which it owns and operates, which it is planning to convert to Tier 3 infrastructure for GPU operation, to yield 20 MW of Tier 3 compute. The Company believes these upgrades could be completed in 6-9 months from construction commencement, as power distribution and internet redundancy are in place. The Company believes the value proposition of conversion of existing Bitcoin mining capacity to Tier 3 data center rack space is twofold: a quicker construction timeline of 6-9 months for a retrofit versus a 24-36 month construction timeline for a greenfield, and a construction budget of approximately $5 million to $7 million per MW for a retrofit versus $10 million to $12 million per MW for a new build.

Q1 F2025 Summary - June 30, 2024

  Generated digital currency mining revenue of $29.6 million and $2.6 Million of HPC revenue, with a gross operating margin1 of $11.4 million
  Ending the quarter with over $10 Million of annualized run-rate revenue from our HPC business
  Mined 449 Bitcoin during the three-month period ended June 30, 2024
  Adjusted EBITDA1 income of $14.9 million for the three-month period
  Reported a net income before tax of $4.2 million for the quarter
  Working capital increased by $14.2 million during three-month period ended June 30, 2024
  Digital currency assets of $153.9 million, as of June 30, 2024

Fiscal 2024 Financial Review

For the three-month period ended June 30, 2024, revenue was $32.2 million, an increase of approximately 37% from the prior comparative period primarily due to the increase in Bitcoin price and includes $2.6 million of revenue from our HPC business segment.

Gross operating margin1 during the three-month period was $11.4 million, or 35% of revenue, compared to $8.0 million, or 34% of revenue, in the same period in the prior year. Gross operating margin1 is directly impacted by digital currency prices and network difficulties as this impacts revenue from mining operations. The Company's gross operating margin1 is partially dependent on external network factors including mining difficulty, the amount of digital currency rewards and fees it receives for mining, as well as the market price of digital currencies.

The Company achieved a net income for the three-month period ended June 30, 2024, of $3.3 million, or $0.03 basic income per share, compared to a net loss of $16.3 million, or $0.19 basic loss per share, in the prior comparative period.

EBITDA1 and Adjusted EBITDA1

The Company uses EBITDA and Adjusted EBITDA as a metric that is useful for assessing its operating performance on a cash basis before the impact of non-cash items and acquisition related activities.

EBITDA is net income or loss from operations, as reported in profit and loss, before finance income and expense, tax and depreciation and amortization.

Adjusted EBITDA is EBITDA adjusted for removing other non-cash items, including share-based compensation, non-cash effect of the revaluation of digital currencies and one-time transactions.

The Company emphasizes that "Adjusted EBITDA" is not a GAAP or IFRS measurement and is included only for comparative purposes.

Non-Cash Charges

A non-cash charge is a write-down or accounting expense that does not involve a cash payment. Depreciation, amortization, depletion, stock-based compensation, and asset impairments are common non-cash charges that reduce earnings but not cash flows.

Financial Statements and MD&A

The Company's Consolidated Financial Statements and Management's Discussion and Analysis (MD&A) thereon for the three month period ended June 30, 2024 will be accessible on SEDAR+ at www.sedarplus.ca under HIVE's profile and on the Company's website at www.HIVEdigitaltechnologies.com.

At-the-Market Offering

On August 17, 2023, the Company entered into an equity distribution agreement ("August 2023 Equity Distribution Agreement") with Stifel GMP and Canaccord Genuity Corp. Under the August 2023 Equity Distribution Agreement, the Company was able to sell up to $90 million of common shares in the capital of the Company (the "August 2023 ATM Equity Program").

For the three month period ended June 30, 2024, the Company issued 11,166,160 common shares (the "August 2023 ATM Shares") pursuant to the August 2023 ATM Equity Program for gross proceeds of C$45.0 million ($32.9 million). The August 2023 ATM Shares were sold at prevailing market prices, for an average price per August 2023 ATM Share of C$4.03. Pursuant to the August 2023 Equity Distribution Agreement, a cash commission of $1.0 million on the aggregate gross proceeds raised was paid to the agent in connection with its services under the August 2023 Equity Distribution Agreement.

The Company is using the net proceeds from the August 2023 Equity Distribution Agreement for the purchase of data center equipment, strategic investments including building BTC assets on our balance sheet and general working capital. The August 2023 Equity Distribution Agreement was terminated on July 19, 2024.

About HIVE Digital Technologies Ltd.

HIVE Digital Technologies Ltd. went public in 2017 as the first cryptocurrency mining company listed for trading on the TSX Venture Exchange with a focus on sustainable green energy.

HIVE is a growth-oriented technology stock in the emergent blockchain industry. As a company whose shares trade on a major stock exchange, we are building a bridge between the digital currency and blockchain sector and traditional capital markets. HIVE owns and operates state-of-the-art, green energy-powered data centre facilities in Canada, Sweden, and Iceland, where we endeavour to source green energy to mine digital assets such as Bitcoin on the cloud. Since the beginning of 2021, HIVE has held in secure storage the majority of its treasury of BTC derived from mining rewards. Our shares provide investors with exposure to the operating margins of digital currency mining, as well as a portfolio of Bitcoin. Because HIVE also owns hard assets such as data centers and advanced multi-use servers, we believe our shares offer investors an attractive way to gain exposure to the cryptocurrency space.

Environmental Sustainability:

  Green Energy: By sourcing green renewable energy, HIVE is committed to environmental responsibility, positioning itself as a leader in sustainable cryptocurrency mining.

  Competitive Advantage: We believe this environmentally conscious approach sets HIVE apart from competitors and aligns with evolving investor preferences.

Expansion into AI Strategy:

  Diversification: HIVE's diversification into HPC enables us to support artificial intelligence (AI) using Nvidia GPU chips, showcasing our adaptability and innovation beyond traditional Bitcoin mining.

  Revenue Streams: This strategic move into HPC broadens HIVE's revenue streams and places it at the forefront of technological advancements in both cryptocurrency and AI industries.

HIVE's unique value proposition encompasses efficient operations, a proven agile management team, financial strength, environmental sustainability, and innovative expansion strategies. Beyond Bitcoin mining, HIVE is firmly part of the global boom in data center infrastructure, sourcing primarily green renewable energy.

HIVE presents a unique growth opportunity with over 2,500 Bitcoins on its balance sheet and growing revenue from its suite of Nvidia GPU chips powering data services for the AI revolution.

We encourage you to visit HIVE's YouTube channel here to learn more about HIVE.

For more information and to register to HIVE's mailing list, please visit www.HIVEdigitaltechnologies.com. Follow @HIVEDigitalTech on Twitter and subscribe to HIVE's YouTube channel.

On Behalf of HIVE Digital Technologies Ltd.

"Frank Holmes"

Executive Chairman

For further information please contact:

Frank Holmes

Tel: (604) 664-1078

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

Forward-Looking Information

Except for the statements of historical fact, this news release contains "forward-looking information" within the meaning of the applicable Canadian and United States securities legislation and regulations that is based on expectations, estimates and projections as at the date of this news release. "Forward-Looking information" in this news release includes but is not limited to: business goals and objectives of the Company; the results of operations for the three months ended June 30, 2024; the acquisition, deployment and optimization of the mining fleet and equipment; the continued viability of its existing Bitcoin mining operations; and other forward-looking information concerning the intentions, plans and future actions of the parties to the transactions described herein and the terms thereon.

Factors that could cause actual results to differ materially from those described in such forward- looking information include, but are not limited to, the volatility of the digital currency market; the Company's ability to successfully mine digital currency; the Company may not be able to profitably liquidate its current digital currency inventory as required, or at all; a material decline in digital currency prices may have a significant negative impact on the Company's operations; the regulatory environment for cryptocurrency in Canada, the United States and the countries where our mining facilities are located; economic dependence on regulated terms of service and electricity rates; the speculative and competitive nature of the technology sector; dependency on continued growth in blockchain and cryptocurrency usage; lawsuits and other legal proceedings and challenges; government regulations; the global economic climate; dilution; future capital needs and uncertainty of additional financing, as well as capital market conditions in general; risks relating to the strategy of maintaining and increasing Bitcoin holdings and the impact of depreciating Bitcoin prices on working capital; the competitive nature of the industry; currency exchange risks; the need for the Company to manage its planned growth and expansion; the effects of product development and need for continued technology change; the ability to maintain reliable and economical sources of power to run its cryptocurrency mining assets; the impact of energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates; protection of proprietary rights; the effect of government regulation and compliance on the Company and the industry; network security risks; the ability of the Company to maintain properly working systems; reliance on key personnel; global economic and financial market deterioration impeding access to capital or increasing the cost of capital; share dilution resulting from equity issuances; the construction and operation of facilities may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the digital currency market; the ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; an increase in network difficulty may have a significant negative impact on operations; the volatility of digital currency prices; the anticipated growth and sustainability of electricity for the purposes of cryptocurrency mining in the applicable jurisdictions; the inability to maintain reliable and economical sources of power for the Company to operate cryptocurrency mining assets; the risks of an increase in the Company's electricity costs, cost of natural gas, changes in currency exchange rates, energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates and the adverse impact on the Company's profitability; the ability to complete current and future financings, any regulations or laws that will prevent the Company from operating its business; historical prices of digital currencies and the ability to mine digital currencies that will be consistent with historical prices; an inability to predict and counteract the effects of a pandemic on the business of the Company, including but not limited to the effects of a pandemic on the price of digital currencies, capital market conditions, restriction on labour and international travel and supply chains; and, the adoption or expansion of any regulation or lawthat will prevent the Company from operating its business, or make it more costly to do so; and other related risks as more fully set out in the Company's disclosure documents under the Company's filings at www.sec.gov/EDGAR and www.sedarplus.ca.

The forward-looking information in this news release reflects the Company's current expectations, assumptions, and/or beliefs based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about the Company's objectives, goals or future plans, the timing thereof and related matters. The Company has also assumed that no significant events occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance, and accordingly, undue reliance should not be put on such information due to its inherent uncertainty. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether because of newinformation, future events or otherwise, other than as required by law.

______________________________________________

1 Non-IFRS measure. A reconciliation to its nearest IFRS measures is provided under "Reconciliations of Non-IFRS Financial Performance Measures" in the Company's MD&A.

2 Corporate margin = operating margin less SG&A

To view the source version of this press release, please visit
https://www.newsfilecorp.com/release/219765